Exhibit 99.1

Canadian Solar Announces Partnership in 200 Megawatt Tranquillity Solar Power Project

GUELPH, Ontario, Canada, August 31, 2015 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its wholly owned subsidiary, Recurrent Energy, one of North America’s largest solar project developers, signed an agreement with Southern Power, a subsidiary of Southern Company (NYSE: SO). Southern Power will acquire a controlling interest in the 200-megawatt (MW) Tranquillity Solar Power Project in California. The project, developed by Recurrent Energy, is currently under construction.

Under the terms of the agreement, Southern Power will acquire approximately 51% of the solar generation project. Canadian Solar will retain 49% ownership and contribute its share of the investment required to complete the construction of the project, which the Company has fully financed through a construction and back-leveraged loan facility with a syndicate of six banks.

The Tranquillity project, covering an area of 1,900 acres in Fresno County, is expected to reach commercial operation in the fourth quarter of 2016 with Signal Energy Constructors as the provider of engineering, procurement, and construction services. The project is expected to generate enough clean solar energy to power approximately 55,000 homes. The electricity and associated renewable energy credits (RECs) generated by the facility will be sold to Southern California Edison under a 15-year power purchase agreement.

“The Tranquillity project is an attractive opportunity for investors, providing long term stable cash flows,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar. “This transaction is another example of solar power’s move into the mainstream energy mix, and it shows our broader team’s ability to attract top notch investors to finance our high-quality projects.”

About Recurrent Energy

Recurrent Energy, a subsidiary of Canadian Solar Inc., is redefining what it means to be a mainstream clean energy company, with utility-scale solar plants that provide competitive clean electricity. The company has more than 4 GW of solar projects in development in North America. Additional details are available at: www.recurrentenergy.com

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 10 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the world, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of solar grade silicon; demand for solar products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada, the U.S., Japan and China; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process delays; utility-scale project construction delays; utility-scale project cancelation due to failure to obtain all the necessary permits; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; trade protectionism in Europe, the U.S. and India; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.